UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

928703107
(CUSIP Number)

JOHN C. RUDOLF
GLACIER PEAK CAPITAL LLC
500 108th Ave NE, Ste 905
Bellevue, WA 98004
(425) 453-5010

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,236,792*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,236,792*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,236,792*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IA

* See Item 5

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak U.S. Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,764,662
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,764,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON John C. Rudolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,214
	8	SHARED VOTING POWER 4,236,792*
	9	SOLE DISPOSITIVE POWER 400,214
	10	SHARED DISPOSITIVE POWER 4,236,792*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,637,006*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Anthony Bergamo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON James E. Boone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928703107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by Glacier Peak U.S. Value Fund, L.P., a Washington limited partnership (the “Fund”), Glacier Peak Capital LLC, a Washington limited liability company (“GPC”), John C. Rudolf, the President of GPC and a nominee for election to the Board of Directors of the Issuer (the “Board”), and Anthony Bergamo, James E. Boone, and Charles M. Gillman, each a nominee for election to the Board.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of the Fund, GPC and Mr. Rudolf is 500 108th Ave. NE, Ste 905, Bellevue, WA 98004.  The business address of Mr. Bergamo is 335 Madison Avenue, 14th Floor, New York, NY 10017.  The business address of Mr. Boone is 965 Springdale Road NE Atlanta, GA 30306.  The business address of Mr. Gillman is 1223 Wilshire Boulevard, Unit 648, Santa Monica, CA 90403.

(c)           The principal business of the Fund is investing in securities. The principal business of GPC is acting as the registered investment advisor to the Fund and other clients.  GPC is the general partner of the Fund.  The principal occupation of Mr. Rudolf is serving as President of GPC.  The principal occupation of Mr. Bergamo is serving as Vice Chairman of MB Real Estate, a property development and management company based in New York City and Chicago, and Chief Executive Officer of Niagara Falls Redevelopment, LLC, a real estate development company.  The principal occupation of Mr. Boone is serving as an independent executive management consultant.  The principal occupation of Mr. Gillman is serving as Executive Managing Director of the IDWR Multi-Family Office, a multi-family investment firm.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Fund and GPC are each incorporated in the State of Washington.  Each of Messrs. Rudolf, Bergamo, Boone and Gillman (collectively, the “Nominees”) is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On December 1, 2014, the Fund delivered a letter to the Issuer nominating the Nominees, as set forth therein, for election to the Board at the Issuer’s 2015 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).  The Reporting Persons intend to engage in discussions with management, the Board and shareholders of the Issuer regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.

CUSIP NO. 928703107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On December 1, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) GPC agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, the Fund has agreed to indemnify each of Messrs. Bergamo, Boone and Gillman against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1	Joint Filing and Solicitation Agreement

99.2	Form of Indemnification Agreement

99.3	Powers of Attorney

CUSIP NO. 928703107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2014

GLACIER PEAK U.S. VALUE FUND, L.P.

By:	Glacier Peak Capital LLC, its general partner

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

GLACIER PEAK CAPITAL LLC

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

/s/ John C. Rudolf
JOHN C. RUDOLF, Individually and as Attorney-in-Fact for Anthony Bergamo, James E. Boone, and Charles M. Gillman